June 14, 2010
VIA EDGAR
Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3010
Washington, DC 20549

RE:	AvalonBay Communities, Inc. Form 10-K for the year ended December 31, 2009 Filed March 1, 2010 Proxy Statement on Schedule 14A Filed March 31, 2010 File No. 001-12672
Dear Ms. van Doorn:
This letter is submitted on behalf of AvalonBay Communities, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in your letter dated May 24, 2010. For your convenience, the Staff’s comments and the responses thereto are set forth below.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis
Off Balance Sheet Arrangements, page 53
1.	Please show us how you will expand your disclosure in future filings to clarify the business purpose of Fund I and Fund II. In addition clarify what the consequences would be to the Company if the Funds were unable to meet their obligations under the mortgage loans secured by Real Estate. We note that the disclosure has addressed commitments or guarantees related to the Funds, however please clarify how the Company has assessed the likelihood that it would voluntarily support the Funds in light of the adverse consequences to the Company if it did not. Finally, please clarify how these Funds have been evaluated under FASB ASC 810-10.
Response No. 1:
In response to the Staff’s comment regarding the business purpose of the Funds, the Company proposes to add the following disclosure to Item 1. Business — General on page 5:
We established Fund I and Fund II (the “Funds”) to engage in acquisition programs through discretionary investment funds. We believe this investment format provides the following attractive attributes: (i) this format provides third party joint venture equity as an additional source of financing to expand and diversify our portfolio; (ii) the use of a discretionary investment fund structure provides additional sources of income in the form of property management and asset management fees and, potentially, incentive distributions if the performance of the Funds exceeds certain thresholds; and (iii) this format provides visibility into the transactions occurring in multi-family assets that helps us with other investment decisions related to our wholly-owned portfolio.

Ms. Linda van Doorn
Securities and Exchange Commission
June 14, 2010

In response to the Staff’s comments for clarification about the potential consequences to the Company if the Funds were unable to meet their obligations under mortgage loans, the Company proposes to add the following disclosure to p. 54 in a new bullet point after the bullet point about Fund II in future filings of its form 10-K:
•	Each individual mortgage loan of Fund I or Fund II was made to a special purpose, single asset subsidiary of the Funds. Each mortgage loan provides that it is the obligation of the respective subsidiary only, except under exceptional circumstances (such as fraud or misapplication of funds) in which case the respective Fund could also have obligations with respect to the mortgage loan. In no event do the mortgage loans provide for recourse against investors in the Funds, including against us or our wholly-owned subsidiaries that invest in the Funds. Similarly, in no event are investors in Fund II obligated with respect to the credit facility for Fund II except with respect to their capital commitment to Fund II. A default by a Fund or a Fund subsidiary on any loan to it would not constitute a default under any of our loans or any loans of our other “non-Fund” subsidiaries or affiliates. If a Fund subsidiary or a Fund were unable to meet its obligations under a loan, the value of our investment in that Fund would likely decline and we might also be more likely to be obligated under the guarantee we provided to one of the Fund partners in each Fund as described above. If a Fund subsidiary or a Fund were unable to meet its obligations under a loan, we and/or the other investors might evaluate whether it was in our respective interests to voluntarily support the Fund through additional equity contributions and/or take other actions to avoid a default under a loan or the consequences of a default (such as foreclosure of a Fund asset). However, we cannot predict at this time whether we would provide such voluntary support, or take such other action, as any such action would depend on a variety of factors, including the amount of support required and the possibility that such support could enhance the Fund’s and/or our returns by providing time for performance to improve.
In response to the Staff’s comment to address how the Funds were evaluated under FASB ASC 810-10, the Company supplementally informs the Staff that the following framework was applied to determine the accounting model to apply to the Company’s investment in the Funds.
The Company evaluated each of the Funds to determine if the Funds were a VIE, then whether the Company had a controlling financial interest, and finally if the Company, as the managing member or general partner, controlled the respective Fund.
Fund I VIE Assessment
The Company had previously concluded that Fund I is not considered a VIE, nor is it required to be consolidated, as provided to the Staff in the Company’s letter to the Commission dated December 19, 2005, included as Appendix A to this letter. As of the date of the Company’s filing of its form 10-K for the year-ended December 31, 2009, there have been no reconsideration events since the date of that letter that have changed the Company’s conclusions.
Fund II VIE Assessment
The Company assessed whether Fund II was a VIE under FASB ASC 810-10-15-14, which states “A legal entity shall be subject to consolidation under the guidance in the Variable Interest Entities Subsections if, by design, any of the following conditions exist:
a. The total equity investment (equity investments in a legal entity are interests that are required to be reported as equity in that entity’s financial statements) at risk is not sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”

Ms. Linda van Doorn
Securities and Exchange Commission
June 14, 2010

Upon admittance of the final outside investors at the date of the final closing in 2009, Fund II had equity capital commitments totaling $400 million, which when fully funded is estimated to represent approximately 35% of the total projected debt and equity capital of Fund II. The Company has committed $125 million, or approximately 31% of the total equity capital commitments. Prior to the final closing, Fund II had obtained a line of credit, which matures in 2010, is not guaranteed, and is secured by the capital commitments of the investors in Fund II. The structure and purpose of Fund II are similar to that of Fund I, which has demonstrated an ability to obtain financing without additional subordinated financial support beyond the equity investments. Fund II does not engage in high-risk activities, is expected to yield a positive return over the life of Fund II once all equity capital commitments have been fully funded and all equity capital is invested, and is considered capable of financing its activities without additional subordinated support. Therefore, the Company has concluded that the equity investment at risk for Fund II is sufficient.
“b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1. The direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity.”
The Company as the general partner, along with its limited partners, has the sole authority to carry out the business of Fund II.
“2. The obligation to absorb the expected losses of the legal entity.”
There do not exist any operating loss guarantees, other than those provided from the holders of the equity investment at risk as a group, and therefore the holders of the equity investment at risk have an obligation to absorb any expected losses of Fund II.
“3. The right to receive the expected residual returns of the legal entity.”
There do not exist any caps on potential returns, and therefore the holders of the equity investment at risk have a right to receive any residual returns from Fund II.
“c. The equity investors as a group also are considered to lack the characteristic in (b)(1) if both of the following conditions are present:
1. The voting rights of some investors are not proportional to their obligations to absorb the expected losses of the legal entity, their rights to receive the expected residual returns of the legal entity, or both.
2. Substantially all of the legal entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”
Although the outside investors in Fund II have disproportionately few voting rights as compared to the economic rights (no voting rights, other than limited voting rights on specific investment activity, as compared to their respective equity interests), the Company has determined that substantially all of Fund II’s activities are not conducted on behalf of the outside investors that have disproportionately few voting rights, as the outside investors are unrelated entities such as retirement plans and investment fund managers, that invest in, but are not otherwise involved in the development or operation of multi-family housing.

Ms. Linda van Doorn
Securities and Exchange Commission
June 14, 2010

Fund I and Fund II Controlling Financial Interest Assessment
The Company holds a 15% and 31% investment interest in Fund I and Fund II, respectively. Neither financial interest constitutes a controlling financial interest.
Fund I and Fund II Control of Partnerships as General Partner
The final aspect of the Company’s consolidation evaluation addressed whether the Company, subsidiaries of which act as the general partners, controlled the Funds, or whether that presumption was overcome by the rights of the limited partners. ASC 810-20-25-5 states that “The general partners do not control the limited partnership if the limited partners have either of the following:
a. The substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause (as distinguished from with cause)
b. Substantive participating rights.”
In the case of the Funds, a simple majority of the limited partners can remove the Company as the general partner for each of the respective Funds without cause, and there are no significant barriers to the exercise of such rights. The Company therefore concluded that it does not control and should not consolidate the Funds.
Having concluded that neither of the Funds should be consolidated under FASB ASC Topic 810, the Company concluded that the Equity Method of Accounting, as prescribed by Topic 323, was the appropriate accounting model.
Financial Statements and Notes
Consolidated Statements of Operations and Other Comprehensive Income, page F-4
2.	We note that you have included dividends per share on the face of your Statements of Income versus in the notes to your financial statements. Tell us how your disclosure complies with the guidance in FASB ASC 260-10-45-5.
Response No. 2:
In response to the Staff’s comment, the Company agrees that dividends per share should be disclosed in the notes to the financial statements rather than the face of the Statement of Income under the guidance of FASB ASC 260-10-45-5. The Company will disclose dividends per share in a note to the Company’s Consolidated Financial Statements in future Form 10-K filings.
Note 1 — Organization and Basis of Presentation, page F-8
Abandoned Pursuit Costs and Impairment of Long-Lived Assets, page F-13
3.	We note the company recognized an impairment charge of $20,302 due to the impairment of two land parcels. We note the Company used third party pricing estimates in determining the value of the land, which included significant other unobservable inputs. Please show us the disclosure you will include in future filings to describe the significant unobservable inputs that were used in determining the value of the land.

Ms. Linda van Doorn
Securities and Exchange Commission
June 14, 2010

Response No. 3:
In response to the Staff’s comment, the Company proposes to revise its disclosure in future filings as shown below, with the revised portions underlined, to facilitate your review:
During 2009, the Company concluded that the economic downturn and the related decline in employment levels did not support the development and construction of certain new apartment communities that were previously in planning. This resulted in the recognition of impairment charges of $20,302 related to the impairment of two land parcels which the Company does not currently intend to develop. The Company looked to third-party pricing estimates to determine the fair values of the land parcels considered to be impaired. Given the heterogeneous nature of multifamily real estate, the third party values incorporated the use of estimated rates of return, investment time horizons and sales prices for land parcels considered to be market comparables, adjusted for known differences in critical areas including the existing entitlements (such as zoning and state of infrastructure readiness), all of which are considered significant other unobservable inputs and are therefore classified as Level 3 prices in the fair value hierarchy.
4.	We also note that you value land using a discounted cash flow analysis. Please show us the disclosure you will include in future filings describing the assumptions used in determining the value of the land using this method.
Response No. 4:
In response to the Staff’s comment, the Company proposes to revise its disclosure in future filings as shown below, with the revised portions underlined, to facilitate your review:
For the internally generated fair values, the Company used a discounted cash flow analysis on the expected cash flows for a multifamily residential rental community. The cash flow analysis incorporated assumptions that market participants would make, including applying discount factors to the estimated future cash flows of the underlying asset, as well as potential disposition proceeds, all of which are considered significant other unobservable inputs and are therefore classified as Level 3 prices in the fair value hierarchy.
Proxy Statement on Schedule 14A
Objectives of the Executive Compensation Program, page 14
5.	We note that you have not included a discussion of compensation policies and practices as they relate to risk management in response to Item 402(s) of Regulation S-K. Please tell us of the basis for your conclusion that disclosure is not necessary, and describe the process you undertook to reach that conclusion.
Response No. 5:
In response to the staff’s comment, the Company supplementally informs the staff that at a meeting on January 29, 2010, the Compensation Committee of the Board of Directors of the Company considered and discussed whether risks arising from the Company’s compensation policies and practices for its employees are reasonably likely to have a material adverse effect on the Company. This discussion included review of specific aspects of the Company’s compensation policies and procedures which mitigate against the creation of foreseeable material risks that might arise from such policies and procedures. Following this discussion, the Compensation Committee affirmatively determined that there were no risks arising from the Company’s

Ms. Linda van Doorn
Securities and Exchange Commission
June 14, 2010

compensation policies and practices for its employees that are reasonably likely to have a material adverse affect on the Company.
As a result, the Company determined that no discussion of compensation policies and practices as they relate to risk management was required in the Company’s proxy statement on Schedule 14A filed on March 31, 2010 (the “Proxy Statement”).
6.	We note your disclosure on page 17 that the Company uses the services of FPL Associates to provide it with advice, competitive pay practices and data, and other review services. Please tell us whether FPL Associates has provided you with services other than recommendations on the amount or form of executive and director compensation. If FPL Associates has provided such additional services, please confirm that the aggregate fees paid to the consultant were not in excess of $120,000. See Item 407(e)(3)(iii) of Regulation S-K
Response No. 6:
In response to the staff’s comment, the Company supplementally informs the staff that in addition to providing the Company with advice, competitive pay practices, and other compensation related data from time to time, the only other services provided by FPL to the Company’s management in 2009 were (i) performance of a termination payment analysis for the purpose of assisting the Company in preparing its proxy disclosure relating to potential payments upon termination or change-in-control, and (ii) confirming the Company’s Black-Scholes valuations related to options granted under the Company’s Stock Option Plan. The total amount paid to FPL for all services in 2009 was approximately $11,100.
Individual Goals, page 20
7.	We note that you have described the individual performance goals for each NEO. Supplementally, please tell us the extent to which these individual performance goals were met for each individual NEOs. Also please provide similar disclosure in future filings.
Response No. 7:
As noted on page 20 of the Proxy Statement, individual goals for the named executive officers include each executive’s leadership and managerial performance as well as a number of other goals, and generally are evaluated on a subjective basis. For the purpose of providing additional disclosure regarding the extent to which the individual performance goals of the Company’s named executive officers were met, we propose adding the following disclosure in future filings for all years for which the statement holds true: “The achievement of individual goals by each of the named executive officers in 20XX was determined to be within twenty percent of individual target performance.” In any year in which the foregoing statement is not true, we propose including additional disclosure for any named executive officer whose achievement of individual goals is not within twenty percent of target.

Ms. Linda van Doorn
Securities and Exchange Commission
June 14, 2010

In connection with responding to your comment, the Company acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Proxy Statement on Schedule 14A for the year ended December 31, 2009;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-K and Proxy Statement on Schedule 14A for the year ended December 31, 2009; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (703) 317-4635 if any questions arise concerning the response contained in this letter or any other matters related to the Company’s filings with the Commission.

Very truly yours,
/s/ Thomas J. Sargeant
Thomas J. Sargeant
Chief Financial Officer

Cc:	Bryce Blair, Chairman and Chief Executive Officer AvalonBay Communities, Inc. Edward M. Schulman, Senior Vice President and General Counsel AvalonBay Communities, Inc.

Appendix A
December 19, 2005
Ms. Linda van Doorn
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Re:	AvalonBay Communities, Inc. Form 10-K for the fiscal year ended December 31, 2004 Form 10-Q for the quarter ended March 31, 2005 File No. 001-12672
Dear Ms. van Doorn:
     This letter is submitted on behalf of AvalonBay Communities, Inc. (“AvalonBay” or the “Company”) in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) as set forth in your letter to Mr. Thomas J. Sargeant dated November 21, 2005. For your convenience, the Staff’s comments and the responses thereto are set forth sequentially below.
Form 10-K for the year ended December 31, 2004
Management’s Discussion & Analysis of Financial Condition and Results of Operations
Results of Operations, page 42
1.	Please explain how your discussion of the performance of the Established Communities segment reconciles to the disclosures of segment information in footnote 9 to your financial statements. The trends discussed herein do not seem to be consistent with the trends disclosed in your segment footnote.

Response No. 1:
In response to the Staff’s comment, the Company refers the Staff to pages F-23 and F-25 of the Company’s Form 10-K for the year ended December 31, 2004, which discusses the presentation of segment information. As noted on page F-23, the Company determines its segment classification as of January 1 of each year. In determining the classification for the Company’s largest reportable segment, Established Communities, the classification is determined on January 1 of each year, based on having met certain operating metrics as of January 1 of the prior year, allowing for a meaningful comparison of current year operating results to the prior year. For example, in 2004, the Established

United States Securities and Exchange Commission
December 19, 2005

Community classification was set on January 1, 2004, for all communities that had stabilized occupancy and operating costs as of January 1, 2003. The Company maintains that classification throughout the year for the purpose of reporting segment operations. In addition, as noted on page F-25, the segment information provided is based on the segment classification as of the dates specified. Although the composition of communities within each business segment, including Established Communities, is adjusted each year, the amounts provided on page F-25 for periods prior to 2004 have not been restated for the 2004 classification. Therefore, the segment information for 2004 is based on the segment classification as determined on January 1, 2004, the segment information for 2003 is based on the segment classification as determined on January 1, 2003 and the segment information for 2002 is based on the segment classification as determined on January 1, 2002. As such, the amounts between years as presented on page F-25 of the Company’s Form 10-K are not directly comparable. Further information on the rationale behind the presentation of segment information is provided in the Company’s response to Staff comment no. 5.

However, in order to provide meaningful information on trends and operating results, the information related to Established Communities within the section titled “Results of Operations” has been adjusted for comparability. For example, in the table reflecting changes in net operating income on page 43 of the Company’s Form 10-K, the 2004 changes represent variances between 2004 and 2003, both based on the 2004 classification of communities for segment reporting purposes. In addition, the 2003 changes represent variances between 2003 and 2002, both based on the 2003 classification of communities for segment reporting purposes. As such, the presentation of information for Established Communities within the section titled “Results of Operations” varies from the presentation of information for Established Communities on page F-25.
Financial Statements
Consolidated Statements of Operations and Other Comprehensive Income, page F-4
2.	Please explain to us why earnings per share for continuing operations diluted is in excess of earnings per share for continuing operations basic.

Response No. 2:
In response to the Staff’s comment, the Company supplementally informs the Staff that the diluted earnings per share from continuing operations calculation for the year ended December 31, 2004 is rounding inconsistently from the basic earnings per share from continuing operations calculation, resulting in what

United States Securities and Exchange Commission
December 19, 2005

appears to be anti-dilution. However, both basic and diluted earnings per share in total are calculated consistently and are accurately reflected. In addition, the breakdown between continuing operations and discontinued operations as presented for the year ended December 31, 2004 in its 2004 Form 10-K is no longer relevant as the Company’s composition of discontinued operations has changed based on 2005 dispositions and assets currently held for sale. As such, the Company will revise its presentation of diluted earnings per share for the year ended December 31, 2004 based on its 2005 discontinued operations classification in its Form 10-K for the year ended December 31, 2005.
Note 1. Organization and Significant Accounting Policies
Earnings per Common Share, page F-12
3.	Explain to us how you considered the requirement of paragraph 40 of SFAS 128 to provide a reconciliation of the denominator used in your earnings per share calculation when preparing your disclosure.

Response No. 3:
In response to the Staff’s comment, the Company refers the Staff to page F-12 of its Form 10-K for the year ended December 31, 2004, where a reconciliation of the denominator used in the earnings per share calculation, the weighted average common shares, is provided. Reconciling items presented include weighted average DownREIT units outstanding and the effect of dilutive securities such as stock options.
Note 6. Investments in Unconsolidated Entities, page F-18
4.	With respect to those investments in unconsolidated real estate entities in which you receive a preferred return which is disproportionate to your ownership interest, tell us whether you determined that these entities were VIE’s under paragraph 5(c) of FIN 46(r). If so, explain to us how you determined that these entities would not need to be consolidated under FIN 46(r) and how you considered the disclosure requirements of paragraph 24 of FIN 46(r).

Response No. 4:
In response to the Staff’s comment, the Company supplementally informs the Staff that the investments in unconsolidated real estate entities from which the Company receives a preferred return disproportionate to its ownership interest were determined to not be VIE’s under FIN 46(r). For any unconsolidated real estate entities where the outside investors have disproportionately few voting rights as compared to economic rights, the

United States Securities and Exchange Commission
December 19, 2005

Company evaluated whether or not substantially all of each entity’s activities are conducted on behalf of the outside investors, evaluating such factors as:
•	Are the entity’s operations substantially similar in nature to the activities of the investor with disproportionately few voting rights?

•	Are the entity’s operations more important to the investor with disproportionately few voting rights as compared to other variable interest holders?

•	Are the majority of the entity’s products or services bought from or sold to the investor with disproportionately few voting rights?

•	Were substantially all of the entity’s assets acquired from the investor with disproportionately few voting rights?

•	Are there any related party arrangements between the entity and the investor with disproportionately few voting rights?
As the outside investors are unrelated entities such as retirement plans, insurance companies and investment companies that invest in, but are not otherwise involved, in the development or operation of multi-family housing, the Company has evaluated the factors above, as well as others, to determine that substantially all of each entity’s activities are not conducted on behalf of the outside investors and that these entities are not VIE’s. Since the Company has concluded that these unconsolidated real estate entities are not VIE’s under FIN 46(r), the disclosure requirements of paragraph 24 of FIN 46(r) are not applicable.
5.	We note your disclosure that the Company determines the segment classification of each property on an annual basis and maintains that classification for the purpose of reporting segment operations. Tell us how you considered paragraphs 34 and 35 of SFAS 131 when determining your policy.

Response No. 5:
In response to the Staff’s comment, the Company supplementally informs the Staff that although its segment classification changes on an annual basis, the Company does not restate prior year information based on current year classification. Information on the presentation of segment information is provided in the Company’s response to Staff comment no. 1.

Under paragraph 34 of SFAS 131, “if an enterprise changes the structure of its internal organization in a manner that causes the composition of its reportable segments to change, the corresponding information for earlier periods, including interim periods, shall be restated, unless it is impracticable to do so.”

United States Securities and Exchange Commission
December 19, 2005

Due to the Company’s method for determining segment classification, particularly for Established Communities, restatement of years other than the immediately prior year may be misleading. For example, if a community were acquired in 2002, the community would be classified within the Established Communities segment in 2004, as January 1, 2003 would be the beginning of the first year with stabilized occupancy and operating costs. If segment disclosures for 2002 and 2003 were restated for the 2004 segment classification, any comparisons between 2002 and 2003 information would be misleading, as the Company did not own the acquired community during a portion of 2002. This inability to compare information for more than prior year holds true for acquisitions, dispositions, and newly developed and redeveloped communities, as well as any newly consolidated or deconsolidated communities based on consolidation accounting. As such, the Company has concluded that restatement of its segment information for current year classification is impracticable.
Under paragraph 35 of SFAS 131, “if an enterprise has changed the structure of its internal organization in a manner that causes the composition of its reportable segments to change and if segment information for earlier periods, including interim periods, is not restated to reflect the change, the enterprise shall disclose in the year in which the change occurs segment information for the current period under both the old basis and the new basis of segmentation unless it is impracticable to do so.” For similar reasons as above, the Company has determined that disclosing its segment information for the current year on the old basis of segmentation may be misleading. In addition, since each year presented within the Form 10-K has a different segment classification, the quantity of information to be provided would be confusing for a reader. As such, the Company has concluded that disclosure of its segment information for the current year under prior year classification is impracticable.
Form 10-Q for the quarterly period ended March 31, 2005
Note 6. Investments in Unconsolidated Entities, page F-15
6.	Tell us how you considered paragraph 5 of FIN 46(r) in determining whether the Fund was a VIE. If so, explain to us how you determined that you were not required to consolidate the Fund under FIN 46(r) and how you considered the disclosure requirements of paragraph 24 of FIN 46(r).

Response No. 6:
In response to the Staff’s comment, the Company supplementally informs the Staff that the following information was considered in evaluating whether or

United States Securities and Exchange Commission
December 19, 2005

not the Fund was a VIE under paragraph 5 of FIN 46(r), which states “an entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:
“a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders.”
Upon admittance of outside investors, the Fund had approximately $41 million of equity investment at risk, which represented approximately 36% of the Fund’s total assets. The Fund also had capital commitments totaling $330 million, which when fully funded is estimated to represent approximately 35% of the Fund’s total projected assets. The Company has committed $50 million, or approximately 15%, of the total capital commitments. Subsequent to admittance of outside investors, the Fund obtained a line of credit, which matures in 2008 and is not guaranteed. The Fund does not engage in high-risk activities, is expected to operate at a profit once all capital commitments have been fully funded and all capital is invested, and is considered capable of financing its activities without additional subordinated support. Therefore, AVB has concluded that the equity investment at risk in the Fund is sufficient.
“b. As a group the holders of the equity investment at risk lack any one of the following three characteristics of a controlling financial interest:
1.	The direct or indirect ability through voting rights or similar rights to make decisions about an entity’s activities that have a significant effect on the success of the entity.”
The Company has a combined 15% general partner and limited partner equity interest, and as general partner has the sole authority to carry out the business of the Fund, including but not limited to (i) establishment of policy and operating procedures; (ii) investment decisions; (iii) incurring debt; (iv) refinancing of such debt; and (v) capital expenditures. In addition, the outside investors, as limited partners, have voting rights on certain investment opportunities equal to their equity interest.
2.	“The obligation to absorb the expected losses of the entity.”
There do not exist any operating loss guarantees, other than those provided from the holders of the equity investment at risk as a group, and therefore the holders of the equity investment at risk have an obligation to absorb any expected losses of the Fund.
3.	“ The right to receive the expected residual returns of the entity.”

United States Securities and Exchange Commission
December 19, 2005

There do not exist any caps on potential returns, and therefore the holders of the equity investment at risk have a right to receive any residual returns from the Fund.
“c. The equity investors as a group also are considered to lack characteristic (b)(1) if (i) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and (ii) substantially all of the entity’s activities (for example, providing financing or buying assets) either involve or are conducted on behalf of an investor that has disproportionately few voting rights.”
Although the outside investors in the Fund have disproportionately few voting rights as compared to economic rights (0% voting rights, other than limited voting rights on specific investment activity, as compared to 85% equity interest), the Company has determined that substantially all of the Fund’s activities are not conducted on behalf of the outside investors, evaluating the factors described in response to Staff comment no. 4 above, as the outside investors are unrelated entities such as retirement plans and insurance companies, that invest in, but are not otherwise involved in the development or operation of multi-family housing.
Based on the factors above, the Company has concluded that the Fund is not a VIE under the guidance of FIN 46(r).

Paragraph 9 of SOP 78-9 states: “Some believe that general partners should be deemed to have the controlling interest in a limited partnership. However, if limited partners have important rights, such as the right to replace the general partner or partners... the partnership may not be under the control, directly or indirectly, of the general partnership interests.” Under the Fund agreements, the outside investors (the limited partners) have the right to remove the Company as general partner, both for cause and without cause, with approval of 50% of the limited partners. Based on this kick-out right, the Company has determined that the limited partners do have important rights, and therefore the Company as general partner does not control, and should not consolidate, the Fund.
***

United States Securities and Exchange Commission
December 19, 2005

     If you have any questions regarding this letter or require any additional information, please do not hesitate to contact me at (703) 317-4635.

Sincerely, Thomas J. Sargeant Chief Financial Officer

cc:	Bryce Blair, Chairman, Chief Executive Officer and President AvalonBay Communities, Inc. Edward M. Schulman, Senior Vice President and General Counsel AvalonBay Communities, Inc.